Exhibit 99.1

Maxeon Solar Technologies Announces Leadership Changes; Jeff Waters to Step Down and CRO Mark Babcock Appointed Interim CEO, Effective September 15, 2022
SINGAPORE, September 8, 2022 /PRNewswire/ -- Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or the “Company”), a global leader in solar innovation and channels , announced that the Company’s board of directors (the “Board”) and Chief Executive Officer (CEO) Jeff Waters have agreed that Waters will step down as CEO and member of the Board effective September 15, 2022, and that Maxeon’s Chief Revenue Officer (CRO) Mark Babcock has been appointed interim CEO effective September 15, 2022. CRO Babcock, an industry veteran, will have the support of Waters to ensure a smooth transition through the end of September.

“On behalf of the Board, I would like to thank Jeff for successfully leading Maxeon through its first phase of growth”, said Donald Colvin, Maxeon’s Chairman. “Dating back to four years ago when Jeff joined SunPower, he led the funding that facilitated the creation of Maxeon and prepared it for its public listing. Over the two years of Maxeon’s life, he built a new executive leadership team and Singapore headquarters, and led a transformation with new products and a streamlined and expanded operations footprint that has doubled the Company’s capacity, culminating in a refreshed balance sheet and a march towards a new U.S. factory.”

Waters said, “I am so proud of the drive and perseverance of the Maxeon employees and what they have accomplished, especially against the backdrop of the pandemic and a tumultuous supply chain environment. Maxeon is positioned well for success with the introduction of new products and factories, a recently strengthened balance sheet, and an amazing opportunity with U.S. manufacturing. I am equally proud of Maxeon’s leadership team, and will work closely with them to ensure a smooth transition.”

Colvin continued, “With the Company positioned strongly for the future, the Board and Jeff mutually agreed that now is the time for a new leader to take the Company to its next phase of growth.”

The Board has retained an outside firm to conduct a search process for the new CEO.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the company's expectations of success in its board composition and growth strategy. These forward-looking statements can be identified by terminology such as "will," "expects," "confident," "enhance," and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

For further information: Investor Contact: Robert Lahey, Robert.Lahey@maxeon.com, Mobile: +1 (202) 2461-872; Media Contact: Anna Porta, anna.porta@maxeon.com, +39 345 770-6205

2